Financial statements and notes

Management’s report to the shareholders

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements. KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors’ Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented below.

The Audit Committee of the Board of Directors, whose members are unrelated and independent of management, meets at least four times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

Michael M. Wilson President & Chief Executive Officer Calgary, Canada February 9, 2005	Bruce G. Waterman Senior Vice President, Finance & Chief Financial Officer

Auditor’s report

We have audited the consolidated balance sheets of Agrium Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

KPMG LLP Chartered Accountants Calgary, Canada February 9, 2005

Consolidated statements of operations and
retained earnings

Years ended December 31	2004	2003	2002

(millions of U.S. dollars, except per share amounts)

Sales	3,001	2,630	2,198
Direct freight	163	131	115

Net Sales	2,838	2,499	2,083
Cost of product	1,928	1,760	1,564

Gross profit	910	739	519

Expenses (income)
Selling, general and administrative	301	286	246
Depreciation and amortization	156	140	148
Kenai award and settlement (note 3)	(86)	-	-
Asset impairment (note 9)	-	235	-
Royalties and other taxes	29	17	19
Other expenses (note 4)	43	40	42

Earnings before interest expense and income taxes	467	21	64

Interest on long-term debt	51	58	59
Other interest	4	5	9

Earnings (loss) before income taxes	412	(42)	(4)

Current income taxes (note 5)	99	22	(21)
Future income taxes (reduction) (note 5)	37	(43)	17

Income taxes	136	(21)	(4)

Net earnings (loss)	276	(21)	-

Retained earnings – beginning of year	145	191	245
Change in accounting policy (note 2)	-	-	(29)
Common share dividends declared	(14)	(14)	(14)
Preferred securities charges	(9)	(11)	(11)

Retained earnings – end of year	398	145	191

Earnings (loss) per share (note 6)
Basic	2.04	(0.25)	(0.08)
Diluted	1.91	(0.25)	(0.08)

See accompanying notes.

Consolidated statements of cash flows

Years ended December 31	2004	2003	2002

(millions of U.S. dollars, except per share amounts)

Operating
Net earnings (loss)	276	(21)	-
Items not affecting cash
Depreciation and amortization	156	140	148
Asset impairment (note 9)	-	235	-
Kenai award and settlement (note 3)	(36)	-	-
Proceeds on settlement (note 3)	25	-	-
Gain on disposal of assets and investments	(6)	(5)	-
Future income taxes (reduction) (note 5)	37	(43)	17
Foreign exchange	(5)	(8)	14
Net changes in non-cash working capital
Accounts receivable	(52)	(98)	1
Inventories	(83)	12	43
Prepaid expenses	4	(25)	(4)
Accounts payable and accrued liabilities	69	12	19
Income and other taxes payable	54	(15)	(14)
Other operating	10	2	-

Cash provided by operating activities	449	186	224

Investing
Capital expenditures	(82)	(99)	(52)
Decrease (increase) in other assets	(14)	3	2
Proceeds from disposal of assets and investments	10	12	9
Net change in non-cash working capital	-	26	9
Other	7	10	3

Cash used in investing activities	(79)	(48)	(29)

Financing
Common shares	12	6	108
Bank indebtedness repayment	-	(1)	(211)
Long-term debt repayment	(134)	(27)	(9)
Common share dividends – paid	(14)	(14)	(14)
Preferred securities charges paid	(9)	(11)	(11)

Cash used in financing activities	(145)	(47)	(137)

Increase in cash and cash equivalents	225	91	58
Cash and cash equivalents – beginning of year	200	109	51

Cash and cash equivalents – end of year	425	200	109

Dividends per common share for the year	0.11	0.11	0.11

Supplemental cash flow disclosure
Interest paid	60	61	67
Income taxes paid (received)	42	30	(6)

See accompanying notes.

Consolidated balance sheet

Years ended December 31	2004	2003

(millions of U.S. dollars)

ASSETS
Current assets

Cash and cash equivalents	425	200
Accounts receivable (note 7)	388	314
Inventories (note 8)	447	368
Prepaid expenses	56	60

	1,316	942
Property, plant and equipment (note 9)	1,239	1,260
Other assets (note 10)	77	71
Future income tax assets (note 5)	24	-

	2,656	2,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (note 12)	472	404
Current portion of long-term debt (note 13)	60	121

	532	525

Long-term debt (note 13)
Recourse debt	471	503
Non-recourse debt	69	111

	540	614
Other liabilities (note 14)	257	181
Future income tax liabilities (note 5)	201	132

	1,530	1,452

Shareholders’ equity
Share capital (note 17)
Authorized: unlimited common shares and preferred securities
Issued and outstanding:
Common shares: 2004 – 132 million (2003 – 127 million)	553	490
Preferred securities: eight percent redeemable: 2004 – seven million (2003 – seven million)	172	172
six percent convertible, redeemable: 2004 – nil (2003 – two million)	-	50
Contributed surplus	2	1
Retained earnings	398	145
Cumulative translation adjustment	1	(37)

	1,126	821

Subsequent event (note 17)
Commitments (note 19)
Contingencies (note 20)

	2,656	2,273

See accompanying notes.

APPROVED BY THE BOARD:

Director	Director

Notes to the consolidated financial statements

1. ACCOUNTING POLICIES

Principles of consolidation and preparation of financial statements
These consolidated financial statements are prepared and reported in U.S. dollars in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and, except as outlined in note 25, are in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The consolidated financial statements of the Corporation include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of Profertil S.A. Intercompany transactions and balances are eliminated.

The underlying financial records contain amounts based on informed estimates and best judgments of management. Certain comparative figures have been reclassified to conform to the current year’s presentation.

Cash and cash equivalents
Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are stated at cost, which approximates fair value.

Inventories
Wholesale inventories, consisting primarily of fertilizers, operating supplies and raw materials, include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Fertilizers include the Corporation’s completed product as well as work in process. Operating supplies include catalysts used in the Wholesale production process, materials used for maintenance and repairs and other supplies. Wholesale inventory is valued at the lower of weighted average cost and net realizable value.

Retail inventories are recorded at the lower of purchased cost on a first in, first out basis, and net realizable value and include the cost of delivery to move the product to the respective farm centre.

Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements and betterments.

Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years.

Management reviews property, plant and equipment on an ongoing basis to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge is recognized as an asset impairment expense in the amount that the carrying value of the asset exceeds its fair value. Where the estimated useful life changes, depreciation is adjusted prospectively.

Facility costs
Costs incurred during the shutdown of a production facility for periodic scheduled maintenance (a turnaround) are deferred and charged to production costs on a straight-line basis over the period until the next scheduled turnaround, generally one to four years. Unamortized costs that will be charged to production costs within one year of the balance sheet date are included in prepaid expenses, and all other costs are included in other assets. Costs incurred during an extended shut down, due to market conditions or facility failure, are charged to other expense.

Other assets
Other assets include value-added tax, long-term receivables, deferred costs and investments in associated companies. Value-added tax assets relate to South America operations and are accumulated on the balance sheet as costs are incurred and are recovered against future value-added taxes collected by the Corporation and due to the government.

Investments in companies where the Corporation has the ability to exercise significant influence, which is generally evidenced by ownership of between 20 percent and 50 percent of the equity, are carried on the equity basis of accounting. The Corporation’s share of earnings is included in other income. Investments where the Corporation does not exercise significant influence are accounted for using the cost method.

Notes to the consolidated financial statements

Employee future benefits
The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States, which are either contributory or non-contributory with regard to participants. The majority of employees are members of defined contribution pension plans. The Corporation also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. The pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs.

The Corporation has additional non-contributory defined benefit and defined contribution plans for senior management, which provide supplementary pension benefits.

Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, experience gains or losses and the effects of changes in plan assumptions are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.

Environmental remediation
Environmental costs that relate to current operations may be expensed or capitalized. Expenditures that relate to existing conditions caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity and/or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.

Asset retirement obligations
The Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined and a legal obligation exists. The liability is measured at discounted fair value and is adjusted to its present value in subsequent periods through accretion expense. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

Future income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition
Revenue is recognized when the product is delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Transportation costs are recovered from the customer through product or service pricing.

Stock-based compensation
The Corporation has four stock-based compensation plans, which are described in note 18. The Corporation accounts for plans that settle through the issuance of equity using the fair value method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds, together with the amount recorded in contributed surplus, are recorded as share capital.

Stock-based plans that are likely to settle in cash or other assets are accounted for as liabilities based on the intrinsic value of the awards. The compensation expense is accrued over the vesting period of the award, based on the difference between the market value of the underlying stock and the exercise price of the award, if any. Fluctuations in the market value of the underlying stock determined based on the closing price of the stock on the last day of each reporting period will result in a change to the accrued compensation expense and is recognized in the period in which the fluctuation occurs.

Notes to the consolidated financial statements

Derivative financial instruments
Derivative financial instruments are used by the Corporation to manage its exposure to commodity price and foreign exchange rate fluctuations. The Corporation enters into natural gas options and swaps to manage exposure to changes in cash flows related to fluctuation in the market prices for natural gas consumed in operations. The Corporation enters into forward exchange contracts and foreign currency options to manage exposure to changes in cash flows in its Canadian operations related to changes in the Canadian/U.S. dollar exchange rates.

These derivative contracts are initiated within the guidelines of the Corporation’s risk management and hedging policies, which require specific authorization for approval and commitment of contracts. The Corporation formally documents all qualifying relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction.

Hedge accounting is used when there is a high degree of effectiveness between changes in cash flows of the derivative instrument and the cash flows of the hedged item. The Corporation assesses, both at inception of the hedge and on a quarterly basis, the effectiveness of hedge relationships.

Derivative contracts accounted for as hedges are not recognized in the consolidated balance sheets. Gains or losses on these contracts, including realized gains and losses on hedging derivative contracts settled prior to maturity, are recognized when the related hedged transaction is recognized. If effectiveness ceases or the hedge is de-designated, the Corporation discontinues hedge accounting and any subsequent changes in the market value of the derivative contract, are recognized in other expenses in the period of change.

Derivative contracts, which do not qualify as hedges, are recorded at fair value in the consolidated balance sheet. Any changes in the market value of the derivative contracts are recorded in other expenses when those changes occur.

Foreign currency translation
The Corporation’s Canadian operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the statements of operations and retained earnings and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is charged to cumulative translation adjustment in shareholders’ equity.

The change in the cumulative translation adjustment of $38-million (2003 — $95-million) is comprised of unrealized currency translation adjustments that arise on the translation to U.S. dollars of assets and liabilities of the Corporation’s self-sustaining operations.

The Corporation’s South America operations are considered integrated and translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations as other expense. While South America Wholesale has always been integrated, prior to October 1, 2003, our South America Retail subsidiary was considered self-sustaining and translated into U.S. dollars using the current rate method. Foreign currency translation of our South America Retail subsidiary was prospectively changed from the current rate method to the temporal method due to a significant change in economic facts and circumstances. The functional currency changed from the Argentine peso to U.S. dollars. The circumstances supporting the change include the transacting of sales in U.S. dollars and the reduction in banking restrictions in Argentina.

Notes to the consolidated financial statements

2. CHANGES IN ACCOUNTING POLICIES

Stock-based compensation
In the fourth quarter in 2003, the Corporation began expensing stock options on a prospective basis, effective January 1, 2003. Prospective adoption requires that the fair value of stock options granted in 2003 and thereafter be expensed in the financial statements over the option-vesting period. The Corporation will continue to provide pro forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed for stock options granted prior to 2003.

Asset retirement obligations
Effective January 1, 2003, the Corporation early-adopted the new Canadian accounting standard for asset retirement obligations. Previously, when the cost of site restoration exceeded the salvage value of the asset, the Corporation accrued for site restoration costs systematically to the expected settlement amount in the year the obligation was anticipated to settle. Under the new accounting policy, the Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset, and the asset is depreciated over the asset’s estimated useful life. The change in accounting policy was recorded retroactively. The effect of adoption on the balance sheet as at January 1, 2003 is presented below as increases (decreases):

2003

Asset retirement cost, included in property, plant and equipment	28

Accumulated depreciation on property, plant and equipment	6

Asset retirement obligations, included in other liabilities	28

Accumulated accretion of asset retirement obligations, included in other liabilities	7

Site restoration and reclamation, formerly included in other liabilities	(15)

Long-term future income tax liabilities	2

Opening retained earnings	-

Prior period-consolidated balance sheets have been restated.

Site restoration and reclamation expense recorded under the accounting policy for prior periods approximated the depreciation and accretion expense under the retroactive application of the new accounting policy. As a result, prior period statements of operations were not restated.

Goodwill and other intangible assets
Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill. This standard requires that goodwill be subject to an annual impairment test rather than being amortized. In 2002, the Corporation completed the transitional impairment test using a discounted cash flow method for the reporting unit that includes goodwill. The results of the test indicated that goodwill recorded in the Corporation’s phosphate business, which was included in the reportable segment entitled “North America Wholesale”, was impaired. The amount of the impairment represented the entire goodwill balance of $45-million ($29-million net of tax). The resulting impairment loss was recognized as a change in accounting policy and charged to retained earnings as of January 1, 2002.

Notes to the consolidated financial statements

3. KENAI AWARD AND SETTLEMENT

The following amounts were recorded during 2004 relating to the arbitration award and settlement of legal claims in our dispute with Union Oil Company of California (Unocal):

2004

Arbitration award	50

Settlement of legal claims	36

86

Arbitration award
During 2004, the Corporation was awarded liquidated damages with respect to a dispute with Unocal over gas supply obligations to our Kenai, Alaska nitrogen facility. The Arbitration Panel awarded the Corporation $37-million plus interest for damages up to April 2004. An additional $4-million was received for the period May to September 2004 and $9-million for the period October to December 2004. The total liquidated damages recorded for the year totaled $50-million.

Settlement of legal claims
In December of 2004, the Corporation settled its dispute with Unocal over obligations under the Purchase and Sale Agreement, pursuant to which the Corporation acquired its Kenai, Alaska nitrogen facility. The settlement agreement establishes a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005.

The net gain of $36-million recorded in the fourth quarter of 2004 was comprised of the following:

2004

Net cash received	25

Earn-out adjustment (2001 – 2004)	81

Adjustments related to termination of gas supply	(70)

Net gain	36

4. OTHER EXPENSES

	2004	2003	2002

Interest	(16)	(5)	-

Facility costs	5	10	8

Performance incentives	3	9	-

Environmental remediation and accretion of asset retirement obligation	14	6	10

Foreign exchange	(6)	(8)	14

U.S. dollar forced conversion (a)	-	-	(10)

Kenai, Alaska nitrogen facility earn-out	28	-	-

Other	15	28	20

	43	40	42

(a)	During 2002, Retail collected receivables in their South America operations at rates better than anticipated and recovered $10-million of prior year losses incurred on the conversion of U.S. dollar debts to the Argentine peso on a one-to-one basis.

Notes to the consolidated financial statements

5. INCOME TAXES

The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

	2004	2003	2002

Earnings (loss) before income taxes

Canadian	132	66	(35)

Foreign	280	(108)	31

	412	(42)	(4)

Statutory rate (%)	41	42	43

Income taxes at statutory rates	170	(18)	(2)

Recognition of previously unrecognized tax assets	(20)	(13)	(4)

Differences in foreign tax rates	(20)	(5)	(10)

Manufacturing and processing allowance	(8)	(5)	6

Resource royalties and allowances	2	6	1

Foreign exchange gains relating to Canadian and Argentine operations	8	9	-

Other	4	5	5

Income taxes	136	(21)	(4)

Current

Canadian	7	(2)	(4)

Foreign	92	24	(17)

	99	22	(21)

Future

Canadian	51	43	-

Foreign	(14)	(86)	17

	37	(43)	17

	136	(21)	(4)

The significant components of future income tax liabilities and assets at December 31 are as follows:

	2004	2003

Future income tax liabilities

Depreciation and amortization	196	190

Partnership deferral	95	60

Other	36	39

Total future income tax liabilities	327	289

Future income tax assets

Loss carry forwards expiring through 2011	63	101

Asset retirement obligation and environmental liabilities	57	44

Receivable allowances and accrued liabilities	21	21

Employee future benefits	18	16

Other	14	16

Future income tax assets before valuation allowance	173	198

Valuation allowance	(23)	(41)

Total future income tax assets, net of valuation allowance	150	157

Net future income tax liabilities	177	132

Future income tax assets	(24)	-

Future income tax liabilities	201	132

Net future income tax liabilities	177	132

Notes to the consolidated financial statements

6. EARNINGS (LOSS) PER SHARE

The following table summarizes the computation of net earnings (loss) per share:

	2004	2003	2002

Numerator

Net earnings (loss)	276	(21)	-

Preferred securities charges (a)	(9)	(11)	(11)

Numerator for basic earnings (loss) per share	267	(32)	(11)

Preferred securities charges (a)	9	-	-

Numerator for diluted earnings (loss) per share	276	(32)	(11)

Denominator
Weighted average denominator for basic earnings (loss) per share	131	126	123

Dilutive instruments

Stock options (b), (c)	1	-	-

Preferred securities converted to common shares

$175-million, eight percent (b), (d)	12	-	-

$50-million, six percent (b), (e)	-	-	-

Denominator for diluted earnings (loss) per share	144	126	123

Basic earnings (loss) per share	2.04	(0.25)	(0.08)

Diluted earnings (loss) per share	1.91	(0.25)	(0.08)

(a)	Under Canadian GAAP the preferred securities (note 17) are considered equity instruments. The preferred securities charges that have been charged to retained earnings are deducted from net earnings (loss) for the computation of basic earnings (loss) per share.

(b)	For diluted earnings (loss) per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings (loss) per share.

(c)	Stock options, using the treasury stock method, with an average share price less than or equal to the average price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2004, there were eight million dilutive stock options. At December 31, 2003 and 2002, there were nine million antidilutive stock options.

(d)	This series of preferred securities is redeemable at the option of the Corporation. The redemption price may be paid by issuing common shares as disclosed in note 17. At December 31, 2004, there were seven million dilutive preferred securities. At December 31, 2003 and 2002, there were seven million antidilutive preferred securities.

(e)	This series of preferred securities was converted to common shares in January 2004, as disclosed in note 17. At December 31, 2003 and 2002, there were two million antidilutive preferred securities.

7. ACCOUNTS RECEIVABLE

	2004	2003

Trade accounts	376	297

Allowance for doubtful accounts	(11)	(16)

Rebates and other non-trade accounts	20	25

Income and other taxes	-	7

Other	3	1

	388	314

Notes to the consolidated financial statements

On an ongoing basis, certain of the Corporation’s U.S. subsidiaries sell their accounts receivable balances to a subsidiary of the Corporation. The subsidiary has an agreement to sell to a financial institution, on an ongoing basis, an undivided percentage interest in this designated pool of receivables, on a non-recourse basis, in an amount not to exceed $125-million. The Corporation has granted a security interest to the financial institution for the sold receivables. The fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rate. The agreement expires in December 2007 and may be terminated earlier by either Agrium, with proper notice, or the financial institution, provided certain conditions are met.

Servicing of the receivables sold is performed by a U.S. subsidiary of the Corporation which charges a fee of two percent of the pool balances. At December 31, 2004 and 2003, the accounts receivable balances sold were nil.

Average monthly receivables sold, fees and expenses incurred on this program for the years ended December 31, were as follows:

	2004	2003	2002

Average monthly receivables sold	-	50	98

Fees and expenses paid	-	1	3

8. INVENTORIES

	2004	2003

Retail

Fertilizers	85	75

Chemicals	88	76

Other	7	15

	180	166

North America Wholesale

Fertilizers	166	98

Operating supplies	63	72

Raw materials	27	25

	256	195

South America Wholesale	11	7

	447	368

9. PROPERTY, PLANT AND EQUIPMENT

	2004			2003

		Accumulated			Accumulated
		Depreciation and	Net Book		Depreciation and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land	29	-	29	28	-	28

Building and improvements	328	191	137	308	157	151

Machinery and equipment	2,165	1,168	997	2,020	1,020	1,000

Other	121	45	76	110	29	81

	2,643	1,404	1,239	2,466	1,206	1,260

In the fourth quarter of 2003, the Corporation’s Kenai, Alaska nitrogen facility in the North America Wholesale business unit was determined to be impaired in the amount of $235-million ($140-million net of tax). The asset impairment was calculated as the difference between the carrying amount and the fair value of the Alaskan nitrogen facility. The impairment loss was proportionately allocated to reduce the cost base of the asset categories above.

Notes to the consolidated financial statements

10. OTHER ASSETS

	2004	2003

South America value-added tax and other costs	30	34

Long-term receivables	6	9

Long-term investments	23	12

Other	18	16

	77	71

11. BANK INDEBTEDNESS

In May 2004, Agrium Inc. and its wholly owned subsidiary, Agrium U.S. Inc., entered into a $450-million three-year syndicated revolving unsecured credit facility. The new credit agreement replaced Agrium Inc.’s $225-million credit facility due in May 2004 and Agrium U.S. Inc.’s $56-million credit facility due in December 2004.

Under the terms of the agreement, Agrium Inc. and Agrium U.S. Inc. may borrow a maximum principal amount of $325-million and $125-million respectively. Interest rates are at either Canadian prime rate plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin or bankers’ acceptance rate plus a variable margin, at the election of the borrower.

The credit facility requires that Agrium Inc. maintain certain financial ratios and other covenants.

Profertil S.A.
Profertil has access to short-term borrowings from Argentine financial institutions at prevailing interest rates, based on LIBOR, to fund working capital requirements.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003

Trade	204	161

Accrued liabilities	203	229

Income and other taxes	53	-

Accrued interest payable	12	14

	472	404

Notes to the consolidated financial statements

13. LONG-TERM DEBT

	2004	2003

Recourse debt

Unsecured

6.86% senior notes due December 29, 2005 to 2007 (a) (c)	45	60

7.06% senior notes due December 29, 2005 to 2010 (b) (c)	86	100

7% debentures due February 1, 2004 (c)	-	75

7.7% debentures due February 1, 2017 (c)	100	100

7.8% debentures due February 1, 2027 (c)	125	125

8.25% debentures due February 15, 2011 (c)	125	125

Secured

Profertil S.A. – Other	-	3

Other	20	20

	501	608

Principal repayments due within one year	30	105

	471	503

Non-recourse debt

Secured

Profertil S.A. – Other (d)	99	127

Principal repayments due within one year	30	16

	69	111

(a)	The notes have three remaining equal annual principal repayments, with the next repayment due December 29, 2005. These notes are guaranteed by Agrium U.S. Inc. and require the Corporation to maintain certain financial ratios and other covenants.

(b)	The notes have six remaining equal annual principal repayments, with the next repayment due December 29, 2005. These notes are guaranteed by Agrium U.S. Inc. and require the Corporation to maintain certain financial ratios and other covenants.

(c)	These notes and debentures require the Corporation to meet certain financial ratios and other covenants.

(d)	The Corporation’s share of amounts outstanding under the credit agreement at December 31, 2004, is $99-million of which $30-million is repayable within one year. At December 31, 2004, amounts outstanding under the credit agreement are broken into tranches of $89-million, $57-million and $50-million, of which the Corporation’s share is 50 percent. The two smaller tranches accrue interest at the LIBOR rate plus a spread. The $89-million tranche accrues interest at a fixed rate. Principal plus accrued interest is repayable in 12 semi-annual installments. The facility matures December 31, 2010.

The Corporation pledged its shares in Profertil to the bank as security in the event of default. The joint venture partners have also entered into an agreement that sets conditions on the transfer of the ownership interests in Profertil for a period of six years commencing from the completion date, which was November 30, 2001.

14. OTHER LIABILITIES

	2004	2003

Asset retirement obligations (notes 2 and 15)	52	43

Environmental remediation and shutdown costs	145	87

Employee future benefits (note 16)

Pensions	14	13

Other post-retirement benefits	36	31

Other	10	7

	257	181

Notes to the consolidated financial statements

15. ASSET RETIREMENT OBLIGATIONS

The Corporation’s asset retirement obligations were applicable and associated with nitrogen, phosphate and potash production facilities, marketing and distribution facilities and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

	2004	2003

Balance, beginning of year	43	35

Foreign exchange translation	2	5

Additions	4	-

Accretion, included in other expenses	3	3

Balance, end of year	52	43

The Corporation estimates that the undiscounted, inflation-adjusted cash flow required to settle the asset retirement obligation is approximately $648-million, which will be settled between 2005 and 2080. Discount rates ranging from seven and one-half percent to eight percent were used to determine the asset retirement obligation.

Notes to the consolidated financial statements

16. EMPLOYEE FUTURE BENEFITS

The Corporation’s disclosures for employee future benefits for the year ended December 31, 2004, are measured with information from September 30, 2004.

Obligations and assets
The change in accrued benefit obligations and change in plan assets for the defined benefit pension and post-retirement benefit plans are as follows:

	Defined Benefit Pension Plans			Post-retirement Benefit Plans

	2004	2003	2002	2004	2003	2002

Change in accrued benefit obligations

Balance, beginning of year	127	105	96	40	31	23

Foreign exchange on Canadian obligations	5	10	-	1	2	-

Interest cost	9	7	7	3	2	2

Service cost	6	5	4	3	3	2

Actuarial loss	5	7	3	4	3	5

Curtailment	-	(2)	-	-	-	-

Medicare	-	-	-	(2)	-	-

Benefits paid	(7)	(5)	(5)	(1)	(1)	(1)

Balance, end of year	145	127	105	48	40	31

Change in plan assets

Fair value, beginning of year	88	67	76	-	-	-

Foreign exchange on Canadian assets	4	9	-	-	-	-

Actual return on plan assets	10	8	(4)	-	-	-

Employer contributions	11	9	-	-	-	-

Benefits paid	(7)	(5)	(5)	-	-	-

Fair value, end of year	106	88	67	-	-	-

Unfunded status	39	39	38	48	40	31

Unrecognized net loss	(28)	(28)	(26)	(11)	(8)	(5)

Unrecognized prior service cost	-	-	-	(1)	(1)	-

Accrued employee future benefits	11	11	12	36	31	26

Amounts recognized in the consolidated balance
sheets consist of:

Other assets –
Prepaid employee future benefits	(3)	(2)	(2)	-	-	-

Other liabilities – pensions (note 14)	14	13	14	36	31	26

	11	11	12	36	31	26

The accumulated benefit obligation at September 30, 2004, is $124-million ($111-million and $85-million for 2003 and 2002 respectively). The estimated aggregate expected contribution to fund the Corporation’s defined benefit plans for the next fiscal year is $6-million to $11-million.

Notes to the consolidated financial statements

Estimated future benefit payments are as follows:

	Defined Benefit	Post-retirement	Total
	Pension Plans	Benefit Plans

Expected benefit payments

2005	7	1	8

2006	7	1	8

2007	7	1	8

2008	8	1	9

2009	8	2	10

2010 through 2014	46	13	59

Expense
The components of net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed actuarially as follows:

	2004	2003	2002

Defined benefit pension plans

Service cost for benefits earned during the year	6	5	4

Interest cost on projected benefit obligations	9	7	7

Expected return on plan assets	(7)	(6)	(6)

Net amortization and deferral	2	1	1

Net expense	10	7	6

Post-retirement benefit plans

Service cost for benefits earned during the year	4	3	2

Interest cost on projected benefit obligations	3	2	2

Net expense	7	5	4

Defined contribution pension plans	11	10	7

Total expense	28	22	17

Assumptions
Significant actuarial assumptions used in calculating the future benefits obligation and the net employee future benefits expense were as follows:

	Future Benefits Obligation			Future Benefits Expense

(percent)	2004	2003	2002	2004	2003	2002

Defined benefit pension plans

Discount rate	6	6	7	6	7	7

Long-term rate of return on assets	8	8	8	8	8	8

Rate of increase in compensation levels	4	3	4	4	3	4

Post-retirement benefit plans

Discount rate	6	6	7	6	6	7

Health care cost trend rate	12	12	8	12	12	8

The Corporation’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.

Notes to the consolidated financial statements

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease

Effect on accumulated post retirement benefit obligation as of September 30, 2004	6	(5)

Effect on total of service and interest cost	1	(1)

Asset allocation and investment strategy
Defined benefit pension plan asset allocation at September 30, 2004 and 2003, and target allocation for 2005 are as follows:

	Target
(percent)	Allocation	Plan Assets

Asset categories	2005	2004	2003

Equity securities (a)	44 – 69	65	58

Debt securities	29 – 54	33	40

Cash and other	0 – 14	2	2

(a)	Equity securities held by the plans do not include any of the Corporation’s common shares.

The Corporation’s investment strategy for all defined benefit plans is consistent with the 2005 target allocation of plan assets.

The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans is December 31, 2004. The next required valuations for funding purposes range from December 31, 2005 to December 31, 2007.

For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes is January 1, 2004, and the next required valuation is January 1, 2005.

17. SHARE CAPITAL

	2004		2003		2002

	Number		Number		Number
	Of Shares		Of Shares		Of Shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount

Common shares

Issued and outstanding, beginning of year	127	490	126	484	115	376

Shares issued, net of issuance costs (a)	-	-	-	-	11	106

Issued on preferred securities redemption (b)	4	50	-	-	-	-

Issued on exercise of stock options	1	13	1	6	-	2

Issued and outstanding, end of year	132	553	127	490	126	484

Preferred securities

Issued and outstanding, beginning of year	9	222	9	221	9	221

Share redemption (b)	(2)	(50)

Amortization of issuance costs	-	-	-	1	-	-

Issued and outstanding, end of year	7	172	9	222	9	221

Total	139	725	136	712	135	705

(a)	In March 2002, the Corporation issued 11.2 million common shares at $9.85 per common share. The total proceeds from the issue, net of expenses, were $106-million, and were used to pay down bank indebtedness.
(b)	In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares. The redemption price was 103 percent of the principal amount, plus accrued and unpaid securities charges.

Notes to the consolidated financial statements

As at December 31, 2004, the Corporation has one class of preferred securities issued and outstanding:

$175-million, unsecured eight percent redeemable preferred securities due June 30, 2047
The charges on these securities are payable quarterly in arrears and the Corporation has the right to defer the charges for up to 20 consecutive quarterly periods, subject to certain restrictions. The preferred securities are redeemable at the option of the Corporation, in whole or in part, on or after April 22, 2003, at the principal amount plus accrued and unpaid securities charges (the redemption price) to the date of redemption. The Corporation may, at its option pay the redemption price or any deferred charges in cash or by issuing common shares to settle the obligation.

In January 2005, the Corporation announced its intention to redeem the $175-million, eight percent redeemable preferred securities for cash on February 14, 2005. The redemption price will equal the principal amount of the securities plus accrued and unpaid interest to the date of redemption.

18. STOCK-BASED COMPENSATION

The Corporation offers the following plans as part of compensation for services rendered.

Stock options
The Corporation has a stock option plan under which the Board of Directors may grant options to officers and employees to acquire common shares. At December 31, 2004, the Board of Directors was authorized to grant options on up to nine million common shares (2003 – 10 million; 2002 – 11 million) of which eight million options (2003 – nine million; 2002 – nine million) had been granted and are outstanding at December 31, 2004. An option’s maximum term is 10 years. Options are granted throughout the year and vest and become exercisable equally over a four-year period, commencing one year after the grant date. Officers of the Corporation can receive options on the basis of one option for each common share acquired by the officer in the open market, to a maximum of 100,000 options per officer, with the exercise price of each option equal to the purchase price paid for the original share. These options lapse if the officer does not hold 100 percent of the purchased shares on the first anniversary date, 75 percent on the second anniversary date, 50 percent on the third anniversary date and 25 percent on the fourth anniversary date.

Stock option transactions for the respective years were as follows:

	2004		2003		2002

	Options	Weighted	Options	Weighted	Options	Weighted
	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise
	(millions)	Price (C$)	(millions)	Price (C$)	(millions)	Price (C$)

Outstanding, beginning of year	9	16.31	9	16.21	8	16.20

Granted	-	21.39	1	15.59	1	15.89

Exercised	(1)	13.96	(1)	13.19	-	10.82

Cancelled	-	17.77	-	18.25	-	18.52

Outstanding, end of year	8	16.62	9	16.31	9	16.21

Exercisable, end of year	7	16.68	6	16.37	6	16.34

As disclosed in note 2, the Corporation began prospectively expensing the fair value of equity settled awards granted after January 1, 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation will continue to record no compensation expense for stock options granted prior to January 1, 2003, and will continue to provide pro forma disclosure of the effect on net earnings (loss) and net earnings (loss) per share had the fair value of options been expensed, as follows:

	2004		2003		2002

(millions of U.S. dollars, except per share amounts)	As	Pro	As	Pro Forma	As	Pro Forma
	Reported	Forma	Reported		Reported

Net earnings (loss)	276	272	(21)	(26)	-	(6)

Earnings (loss) per common share

Basic	2.04	2.01	(0.25)	(0.29)	(0.08)	(0.14)

Diluted	1.91	1.89	(0.25)	(0.29)	(0.08)	(0.14)

The fair values of all equity settled options have been estimated using a Black Scholes option pricing model and based on the following assumptions:

	2004	2003	2002

Dividend yield (%)	1	1	1

Expected stock price volatility (%)	32	32	30

Risk-free interest rate (%)	4	4	5

Expected life of the options (years)	7	7	7

The weighted average fair value price per share of options granted in the years indicated was as follows: 2004 – C$7.49; 2003 – C$6.34; and 2002 – C$7.87.

The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted Avg.		Number
	Number Outstanding	Remaining	Weighted Avg.	Exercisable at	Weighted Avg.
Range of	at Year End	Contractual Life	Exercise Prices	Year End	Exercise
Exercise Prices (C$)	(millions)	(years)	(C$)	(millions)	Price (C$)

Less than 11.86	1	5	11.81	1	11.81

11.86 to 15.85	2	6	14.17	2	13.39

15.86 to 20.15	4	4	17.80	3	18.18

20.16 to 22.15	1	5	20.59	1	20.60

10.29 to 22.15	8	5	16.62	7	16.68

In 2004, the Corporation recognized a total compensation expense of $1-million in connection with options (2003 – $1-million).

Tandem options
Effective January 1, 2004, the stock option plan was amended to attach Stock Appreciation Rights (SARs) to all future grants of options (tandem options). Tandem options provide option holders with a right to surrender vested options for either common shares or SARs. The election of a SAR entitles the holder to receive on surrender of the option a cash payment equal to the excess of the U.S. equivalent of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the exercise price of the tandem option. The election to exercise one component of the tandem option causes cancellation of the other component. The Corporation expects the majority of tandem option holders will elect to exercise options as SARs, and will therefore receive settlement in cash.

Tandem options have a maximum term of 10 years, are granted throughout the year, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.

In 2004, the Corporation recognized a total compensation expense of less than $1-million in connection with tandem options.

Stock Appreciation Rights (SARs)
Effective January 1, 2004 the Corporation adopted a program whereby certain employees are granted SARs which entitle the employee to receive a cash payment equal to the excess of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the exercise price of the right. SARs have a maximum term of 10 years, are granted throughout the year, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.

The Corporation had a program in place whereby SARs were granted to all regular employees hired prior to May 5, 2003. The plan provided for cash awards based on the appreciation of the Corporation’s common share price above certain hurdle prices over a five-year term ending May 4, 2004. Grants of these SARs grants were made on May 5, 1999, to all regular employees at that date, with further grants made to employees hired after that date on subsequent May 5 anniversaries up to May 5, 2003. No further grants were made under this program subsequent to May 5, 2003. The issuance price of the SARs was based on the closing price of the Corporation’s shares on the New York Stock Exchange (NYSE) on the day preceding the relevant grant date. The first vesting point was reached on November 14, 2003, and eligible employees were paid 25 percent of the value of their SARs based on the difference between the issuance price of their rights and $15.00. All SARs granted through this program were cancelled on cessation of the program on May 4, 2004.

Notes to the consolidated financial statements

In 2004, the Corporation recognized a total compensation expense of less than $1-million (2003 – $3-million; 2002 – $nil) in connection with SARs.

Performance Share Unit Plan (PSUs)
Effective October 2003, a PSU Plan was implemented for executive officers and other eligible managers. The value of each PSU granted is based on the value of the Corporation’s common shares on the NYSE. When cash dividends are paid on the common shares of the Corporation, additional PSUs of equivalent value are credited to the designated employee’s account.

PSUs vest on the third anniversary of the grant date, based upon the relative ranking of the Corporation’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. Payout ranges between 50 percent of the original PSUs granted, up to 150 percent of the original PSUs granted dependent on total shareholder return over the three-year period. On vesting, the value of PSUs is payable to the holders in cash. No common shares are issuable to holders of PSUs.

In 2004, the Corporation recognized compensation expense of $2-million (2003 – less than $1-million; 2002 – $-nil) in connection with PSUs.

Director’s Deferred Share Unit Plans (DSUs)
The Corporation has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of the Corporation’s common shares on the date that the fees become payable.

Effective May 2002, the Corporation implemented a DSU Plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.

Under both plans, the DSUs are fully vested upon being granted but are not paid until a director’s departure from the Board, at which time units are settled in cash. The issue amount and subsequent changes in the common share price in relation to the issue price will be recorded as compensation expense and included in selling, general and administrative expenses in the period the change takes place.

In each of the years 2002, 2003 and 2004, the Corporation recognized compensation expense of less than $1-million in connection with DSUs.

19. COMMITMENTS

	2005	2006	2007	2008	2009

Cost of product

Operating lease commitments	45	27	19	16	13

Natural gas commitments – North America	514	11	-	-	-

Power, sulphuric acid and other payments	39	23	22	22	21

Profertil natural gas and other	31	31	31	31	31

	629	92	72	69	65

Other

Long-term debt and capital lease repayments	60	51	54	36	15

Total	689	143	126	105	80

The operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in North America Wholesale, vehicles and application equipment in Retail and office equipment and property leases throughout the Corporation’s operations. The commitments represent the minimum payments in each of the next five years under each agreement. Operating lease payments expensed in 2004 were $42-million (2003 – $39-million; 2002 – $28-million).

The Corporation has entered into a number of agreements with suppliers to guarantee supply of raw materials required in the production processes at its wholesale facilities. Among these are fixed base-price natural gas agreements at the Profertil facility and a co-generation power contract for the Carseland facility; which are included in the commitments, based on the minimum obligations under these contracts. Additionally, the Corporation’s minimum commitments for North American natural gas purchases not under

Notes to the consolidated financial statements

fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices at December 30, 2004, adjusted for transportation differentials to each production facility.

The Corporation has a 20-year power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatts of power per hour (MWh) until 2011 and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.

Profertil has four firm supply, U.S. dollar denominated natural gas purchase contracts expiring in 2012, 2013 and 2017. Repsol-YPF, our joint venture partner in Profertil, supplies 50 percent of this gas under two contracts.

In December 2003, Profertil signed a 10-year U.S. dollar denominated contract with Repsol-YPF for the purchase of additional natural gas. Prices have been set for the period to December 31, 2006.

20. CONTINGENCIES

Environmental remediation
The Corporation has contingent environmental liabilities arising out of existing and discontinued operations in respect of which the Corporation has and continues to estimate the costs likely to be incurred in connection with such liabilities. Such contingent environmental liabilities differ from asset retirement obligations and accrued environmental liabilities in that the contingent environment liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. The potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.

Litigation
The Corporation, in the normal course of business, is also subject to other legal proceedings being brought against it and its subsidiaries. The amounts involved in such legal proceedings are not reasonably estimable, due to uncertainty as to the final outcome, and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations. The Corporation is investigating a personal injury claim filed in the fourth quarter of 2003 against subsidiaries of the Corporation. At this time the potential exposure of this lawsuit is indeterminable.

21. FINANCIAL INSTRUMENTS

Balance sheet financial instruments
The Corporation’s financial instruments recognized in the consolidated balance sheets consist of cash and cash equivalents, accounts receivable, derivative contracts not accounted for as hedges, substantially all current liabilities, long-term debt and preferred securities.

The estimated fair values of recognized financial instruments have been determined based on the Corporation’s assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The fair values of cash and cash equivalents, accounts receivable and current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. The fair value of derivative financial instruments on the balance sheet is nominal.

The following table summarizes estimated fair value information about the Corporation’s unsecured long-term debt and preferred securities as at December 31 and is based on the quoted market price of these or similar issues or by discounting cash flows at the rate offered to the corporation for debt and securities of the same remaining maturities.

	2004		2003

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Unsecured long-term debt	481	602	585	697

Preferred securities	172	179	222	244

Notes to the consolidated financial statements

At December 31, 2004 the Corporation had 25 million (2003 – seven million) MMBtu notional amount of natural gas swap contracts maturing in 2005 (2003 – expiring in 2004 and 2005) and 10 million (2003 – nil) MMBtu underlying amount of natural gas option contracts maturing in 2005 and 2006 with exercise prices ranging from $5.95/MMBtu to $8.77/MMBtu that did not qualify for hedge accounting. Other expense includes net realized and unrealized gains (losses) of $3-million (2003 – $(5) million; 2002 – $(5) million) related to the natural gas contracts.

Hedges
The Corporation also enters certain derivative financial instruments, which qualify for hedge accounting and are not recognized in the consolidated balance sheets, as follows:

Natural gas supply hedges
The Corporation purchases substantially all of its natural gas requirements through indexed price contracts with suppliers excluding gas supply agreements for its facilities in Alaska and Argentina. The Corporation periodically enters into natural gas swap and option contracts to protect its future earnings and cash flows from the potential adverse impact of rising natural gas prices.

The natural gas swap and option contracts do not require the payment of significant net premiums prior to settlement. On settlement, these contracts result in cash receipts or payments by the Corporation for the difference between the contract and market rates for the applicable dollars and volumes hedged during the contract term. Such cash receipts or payments offset corresponding increases or decreases in the Corporation’s natural gas supply costs. Amounts received or paid on settlement are recognized in inventory in the same period as the hedged transaction, and then included in the cost of product when the related inventory is sold.

At December 31, 2004 the Corporation had six million MMBtu underlying amount of natural gas option contracts maturing in 2005 and 14 million MMBtu notional amount of natural gas swap contracts maturing in 2005 and 2006 that qualified for hedge accounting. At December 31, 2003, the Corporation had two million MMBtu underlying amount of natural gas option contracts maturing 2004 and four million MMBtu notional amount of natural gas swap contracts maturing in 2004 and 2005 that qualified for hedge accounting.

During 2004, $-nil (2003 – $12-million) of realized gains was allocated to inventory of which $-nil (2003 – $1-million) remains in inventory at December 31, 2004 and $-nil (2003 – $11-million) was recorded as cost of product.

Foreign exchange hedges
The Corporation enters into foreign currency option and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of the Canadian subsidiaries’ U.S. dollar denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying the Canadian dollar denominated operating costs.

The foreign currency option and forward contracts do not require the payment of significant net premiums prior to settlement. On settlement, these contracts result in cash receipts or payments by the Corporation for the difference between the contract and market rates for the applicable dollars hedged during the contract term. Such cash receipts or payments are recognized in the statement of operations.

At December 31, 2004, the Corporation had C$18-million (2003 – C$40-million) underlying amount of foreign currency options with an exercise price of C$1.19 (2003 – C$1.3243 to C$1.3292) and expiring in 2005 (2003 – expiring in 2004) and had C$27-million of underlying amount of forward currency contracts (2003 – C$-nil) with forward rates ranging from C$1.3074 to C$1.3979 and expiring in 2005 that qualified for hedge accounting. During 2004, net realized gains on foreign currency options and forward contracts of $3-million (2003 – $7-million; 2002 – less than $1-million) were recorded in the statement of operations.

Fair value of hedges
The fair values of derivative financial instruments that qualify for hedge accounting are the estimated amount that the Corporation would receive (pay) to terminate the contracts. The fair value of contracts for each of the years ended 2004, 2003 and 2002 was nominal.

Notes to the consolidated financial statements

Commodity contracts
The Corporation enters into commodity contracts, including contracts with fixed or adjustable pricing terms, as a normal course of business. The contracts outstanding at December 31, 2004, are disclosed in note 19. No amounts are recognized in the financial statements related to these contracts until such time as the associated volumes are received.

Counterparty credit risk
Wholesale in both North America and South America sell mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate.

Retail serves large customer bases dispersed over wide geographic areas in both the United States and Argentina. This geographic diversity, coupled with established credit approval practices, mitigates counterparty risk.

The Corporation may be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. The Corporation’s credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. The Corporation manages this counterparty credit risk by entering into contracts only with investment grade counterparties in accordance with established counterparty credit approval practices.

22. SEGMENTATION

The Corporation’s activities are divided geographically and then by functional area into four reportable segments. The segments include three primary operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. The three operating segments are Retail, North America Wholesale and South America Wholesale. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. Wholesale comprises the production and sales of the three primary nutrients: nitrogen, phosphate and potash. Net sales between segments and countries are accounted for at prices that approximate fair market value.

In the fourth quarter of 2004 the Corporation integrated its two previously reported Retail segments (North America Retail and South America Retail) into one reportable Retail segment. Prior periods have been restated for comparative purposes.

Segmented net sales, expenses, net working capital, property, plant and equipment, total assets and capital expenditures:

		Wholesale
		North	South
2004	Retail	America	America	Other	Total

Net sales – external	1,114	1,594	130	-	2,838

– inter-segment	-	109	13	(122)	-

Total net sales	1,114	1,703	143	(122)	2,838

Cost of product	798	1,211	41	(122)	1,928

Gross profit	316	492	102	-	910

Expenses

Selling, general and administrative	230	39	4	28	301

Depreciation and amortization	18	116	15	7	156

Kenai award and settlement (note 3)	-	(86)	-	-	(86)

Royalties and other taxes	5	22	-	2	29

Other expenses	(18)	52	-	9	43

Earnings (loss) before interest expense and income taxes	81	349	83	(46)	467

Net working capital	359	(31)	60	396	784

Property, plant and equipment	91	918	231	(1)	1,239

Total assets	729	2,147	353	(573)	2,656

Capital expenditures	14	61	4	3	82

Notes to the consolidated financial statements

		Wholesale
		North	South
2003	Retail	America	America	Other	Total

Net sales – external	1,015	1,377	107	-	2,499

– inter-segment	-	88	9	(97)	-

Total net sales	1,015	1,465	116	(97)	2,499

Cost of product	717	1,106	34	(97)	1,760

Gross profit	298	359	82	-	739

Expenses

Selling, general and administrative	222	35	4	25	286

Depreciation and amortization	19	99	15	7	140

Asset impairment (note 9)	-	235	-	-	235

Royalties and other taxes	5	11	-	1	17

Other expenses	(14)	28	-	26	40

Earnings (loss) before interest expense and income taxes	66	(49)	63	(59)	21

Net working capital	219	465	30	(297)	417

Property, plant and equipment	95	896	238	31	1,260

Total assets	471	1,553	324	(75)	2,273

Capital expenditures	13	73	3	10	99

		Wholesale
		North	South
2002	Retail	America	America	Other	Total

Net sales – external	929	1,094	60	-	2,083

– inter-segment	-	78	4	(82)	-

Total net sales	929	1,172	64	(82)	2,083

Cost of product	643	976	28	(83)	1,564

Gross profit	286	196	36	1	519

Expenses

Selling, general and administrative	199	24	4	19	246

Depreciation and amortization	21	102	18	7	148

Royalties and other taxes	5	13	-	1	19

Other expenses	(16)	17	16	25	42

Earnings (loss) before interest expense and income taxes	77	40	(2)	(51)	64

Net working capital	118	310	(23)	(87)	318

Property, plant and equipment	102	1,054	248	18	1,422

Total assets	390	1,537	314	(50)	2,191

Capital expenditures	10	41	-	1	52

Notes to the consolidated financial statements

Net sales and gross profit by business segment and product line:

	2004			2003			2002

	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit

North America Wholesale

Nitrogen

Ammonia	397	284	113	382	286	96	242	222	20

Urea	499	365	134	423	323	100	330	292	38

Nitrate, Sulphate and other	284	216	68	239	181	58	203	169	34

Total Nitrogen	1,180	865	315	1,044	790	254	775	683	92

Phosphate	309	238	71	261	217	44	239	202	37

Potash	214	108	106	160	99	61	158	91	67

	1,703	1,211	492	1,465	1,106	359	1,172	976	196

South America Wholesale

Nitrogen	137	38	99	111	31	80	61	26	35

Other	6	3	3	5	3	2	3	2	1

	143	41	102	116	34	82	64	28	36

Retail
Fertilizers	556	425	131	468	351	117	419	296	123
Chemicals	416	298	118	399	288	111	361	266	95
Other	142	75	67	148	78	70	149	81	68

	1,114	798	316	1,015	717	298	929	643	286

Other – inter-segment eliminations	(122)	(122)	-	(97)	(97)	-	(82)	(83)	1

Total	2,838	1,928	910	2,499	1,760	739	2,083	1,564	519

Net sales by market destination and assets by country:

	2004		2003		2002

	Net Sales	Capital Assets	Net Sales	Capital Assets	Net Sales	Capital Assets

Canada	576	669	580	641	403	537

United States	1,687	332	1,557	374	1,425	630

Argentina	207	238	162	245	118	255

Other	368	-	200	-	137	-

	2,838	1,239	2,499	1,260	2,083	1,422

Notes to the consolidated financial statements

23. PROFERTIL

The Corporation has a 50 percent ownership interest in Profertil S.A. (Profertil), a joint venture with Repsol-YPF S.A. This investment is recorded as “South America Wholesale” operating segment in note 22. A contractual agreement exists between the Corporation and the joint venture partner, which establishes joint control over Profertil, and therefore the Corporation’s interest is accounted for using the proportionate consolidation method.

A summary of the Corporation’s 50 percent interest in the joint venture at December 31 is as follows:

Balance Sheets	2004	2003

Assets

Cash and cash equivalents	81	44

Accounts receivable	18	18

Inventories and prepaid expenses	11	8

Property, plant and equipment	231	238

Other assets	13	18

	354	326

Liabilities

Accounts payable and current portion of long-term debt	42	39

Income and other taxes	7	2

Long-term debt (note 13)	69	114

Future income taxes	4	(2)

	122	153

Proportionate share of net assets of joint venture	232	173

Statement of Operations	2004	2003	2002

Net sales	143	116	64

Cost of Product	41	34	28

Gross profit	102	82	36

Selling, general and administrative costs	4	4	4

Depreciation	15	15	18

Other expenses and Argentine charges	-	-	16

Earnings (loss) before interest expense and income taxes	83	63	(2)

Interest expense	12	16	15

Income taxes	12	4	-

Proportionate share of net earnings (loss) of joint venture	59	43	(17)

Statement of Cash Flows	2004	2003	2002

Operating activities	82	25	27

Investing activities	(2)	17	(5)

Financing activities	(43)	(15)	(17)

Proportionate share of increase in cash of joint venture	37	27	5

Consolidated retained earnings of the Corporation include cumulative earnings from Profertil in the amount of $53-million for the year ended December 31, 2004 (2003 – loss of $6-million).

Commitments presented in note 19 include the Corporation’s 50 percent share in the commitments of Profertil.

Notes to the consolidated financial statements

24. RELATED PARTY TRANSACTIONS

The Corporation and two other potash producers own equal shares of Canpotex, a marketing agent for international potash sales. Sales to Canpotex for the year ended December 31, 2004 were $71-million (2003 – $43-million; 2002 – $40-million) and are at prevailing market prices. Accounts receivable due from Canpotex as at December 31, 2004 were $11-million (2003 – $6-million; 2002 – $7-million) and are settled on normal trade terms.

25. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND
      THE UNITED STATES

The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. If U.S. GAAP were applied, the net earnings (loss) in each year would be adjusted as follows:

Consolidated Statements of Operations	2004	2003	2002

Net earnings (loss) based on Canadian GAAP	276	(21)	-

Adjustments

Preferred securities charges, net of tax (a)	(9)	(11)	(11)

Deferred tax on foreign exchange translation of preferred securities (a)	(1)	(5)	-

Other	(3)	(1)	1

Net earnings (loss) before cumulative effect of change in accounting policy	263	(38)	(10)

Cumulative effect of change in accounting policy, net of tax (e)	-	-	(29)

Net earnings (loss) based on U.S. GAAP	263	(38)	(39)

Earnings (loss) per common share based on U.S. GAAP

Basic net earnings (loss) before cumulative effect of change in accounting policy	2.01	(0.30)	(0.08)

Basic net earnings (loss) per share	2.01	(0.30)	(0.31)

Diluted net earnings (loss) per share	1.89	(0.30)	(0.31)

U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally includes net earnings plus the results of certain shareholders’ equity changes not reflected in the statement of operations.

Consolidated Statements of Comprehensive income	2004	2003	2002

Net earnings (loss) based on U.S. GAAP	263	(38)	(39)

Change in foreign currency translation adjustment (d)	38	95	(32)

Change in minimum pension liability adjustment, net of tax (c)	-	(4)	(6)

Change in unrealized gains (losses) on derivative instruments, net of tax (b)	3	(5)	35

Change in realized gains (losses) on derivative instruments included in inventory, net of tax (b)	(1)	2	5

Comprehensive income (loss) based on U.S. GAAP	303	50	(37)

The cumulative effect of these adjustments on shareholders’ equity of the Corporation is as follows:

	2004	2003

Shareholders’ equity based on Canadian GAAP	1,126	821

Preferred securities (a)	(172)	(222)

Deferred tax on foreign exchange translation of preferred securities (a)	(6)	(5)

Unrealized gains (losses) on derivative instruments, net of tax (b)	2	(1)

Realized gains on derivative instruments included in inventory, net of tax (b)	-	1

Additional minimum pension liability, net of tax (c)	(10)	(10)

Other	(8)	(3)

Shareholders’ equity based on U.S. GAAP	932	581

Notes to the consolidated financial statements

Description of significant differences
(a)	Preferred securities – Under Canadian GAAP, the preferred securities are classified as shareholders’ equity and the related annual carrying charges are recorded as a distribution from retained earnings. Under U.S. GAAP, the $175-million preferred securities, would be classified as long-term debt. The $50-million preferred securities, which were converted to common shares in January of 2004 would be classified as the current portion of long-term debt as at December 31, 2003. Carrying charges would be recognized as interest expense. Temporary differences arising as a result of the foreign exchange translation of the long-term debt would be recognized as deferred income tax expense. Under U.S. GAAP, in the statement of cash flows, cash flows under the heading “financing” would have increased by $14-million (2003 – $17-million; 2002 – $17-million) and cash flows under the heading “operating” would have decreased by $14-million (2003 – $17-million; 2002 – $17-million).

(b)	Derivative instruments and hedging activities – The Corporation accounts for its derivative instruments under Canadian GAAP as described in note 1 and 21. Under U.S. GAAP, generally all derivative instruments must be recognized as assets or liabilities on the balance sheet and measured at fair value. Any change in fair value of a derivative instrument that qualifies as a cash flow hedge is initially included in the determination of comprehensive income. The gain or loss is subsequently included in earnings in the same period as the hedged item. Any change in fair value of a derivative instrument that does not qualify for hedge accounting is recognized in earnings immediately.

(c)	Unfunded employee benefits – Under U.S. GAAP an additional minimum liability is recognized if the unfunded employee benefits Accumulated Benefit Obligation exceeds the accrued benefit obligation that is recorded in the balance sheet. This additional liability is recorded as a reduction to other comprehensive income.

(d)	Foreign currency translation adjustment – Under Canadian GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are included as a separate component of shareholders’ equity referred to as cumulative translation adjustment. Under U.S. GAAP, such foreign currency translation gains and losses are recorded as comprehensive income.

(e)	Change in accounting policies – Effective January 1, 2002, the Corporation adopted a new standard under each of Canadian GAAP and U.S. GAAP for Goodwill and Other Intangible Assets. The Canadian standard mirrors the U.S. standard except that, under U.S. GAAP, the goodwill impairment calculated on initial adoption of the new policy was charged against earnings in the current period. Under Canadian GAAP, the transitional adoption of the policy was recorded against opening balance of retained earnings in the period of adoption.

(f)	Joint ventures – Under U.S. GAAP, ownership in a joint venture where the venturer does not own more than 50 percent and have a significant influence over the operating activities of the joint venture is to be accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. Net assets and earnings of the Corporation would be the same under either method. Note 23 provides the details of the joint venture as included under Canadian GAAP.